Exhibit 99.1

BIT Mining Announces Sale of Remaining Shares of Crypto Flow Technology Limited

AKRON, Ohio, March 15, 2023 /PRNewswire/ -- BIT Mining Limited (NYSE: BTCM) ("BIT Mining" or the "Company"), a leading technology-driven cryptocurrency mining company, today announced that the Company entered into a share sale and purchase agreement (the "Sale and Purchase Agreement") with an unaffiliated third party (the "Buyer"), pursuant to which the Company agreed to sell, and the Buyer agreed to purchase, all of the Company’s remaining share ownership in Crypto Flow Technology Limited ("Crypto Flow"), previously known as Loto Interactive Limited, namely, 48,195,605 shares of Crypto Flow, representing approximately 8.79% of the total issued share capital of Crypto Flow, at the price of HK$0.38 per share (the "Sale Price") for the total consideration of HK$18,314,330 (the "Transaction").

The Transaction and its terms are subject to satisfaction of the conditions set out in the Sale and Purchase Agreement, including by relevant regulatory authorities. Upon completion of the Transaction, the Company will not own any shares in Crypto Flow.

Pursuant to the transaction previously announced on July 12, 2022, and completed on July 26, 2022, the Company sold approximately 51% of the total issued share capital of Crypto Flow, reducing the Company’s share ownership in Crypto Flow to 8.79%.

"We will remain focused and continue to devote resources to our mining operations in light of better cost control and operational efficiency improvement," commented Mr. Xianfeng Yang, CEO of the Company.

About BIT Mining Limited

BIT Mining (NYSE: BTCM) is a leading technology-driven cryptocurrency mining company, with a long-term strategy to create value across the cryptocurrency industry. Its business covers cryptocurrency mining, mining pool, data center operation and mining machine manufacturing. The Company owns the world's top blockchain browser BTC.com and the comprehensive mining pool business operated under BTC.com, providing multi-currency mining services including BTC, ETC and LTC. The Company also owns a 7-nanometer cryptocurrency mining machine manufacturer, Bee Computing, enabling the Company’s self-efficiency through vertical integration with its supply chain.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information:

BIT Mining Limited

ir@btcm.group

ir.btcm.group

www.btcm.group

Piacente Financial Communications

Brandi Piacente

Tel: +1 (212) 481-2050

Email: BITMining@thepiacentegroup.com